Mail Stop 6010

      October 7, 2005

Via Mail and Facsimile to 604.228.9528
Bing Wong
President/ Director
Razor Resources Inc.
P.O. Box 27581, 650 41st Avenue West
Vancouver, British Columbia
Canada V5Z 4M4

	Re:	Razor Resources Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 23, 2005
		File No. 333-126801

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to prior comment 1. Please revise pages 34 and 35 to clarify who prepared the reports. Also, you refer on page 35 to Figure 4, but Figure 4 appears to be missing. Please advise.

If a market for our common stock does not develop ... shares, page
15
2. We reissue prior comment 17. Please revise to disclose that shares are quoted on the OTCBB, not listed.
Selling Securityholders, page 17
3. Please refer to prior comment 19.  Revise the cover page, page
9
and page 17 to be consistent with the disclosure on page 18.
4. Please refer to prior comment 22. Please tell us the basis for your statement in the last sentence of the third full paragraph on page 22.

Common Stock, page 26
5. Please refer to prior comment 25. The disclosure concerning the number of selling shareholders appears to conflict with the table on pages 18-21 and page 44. Please advise or revise.

Description of Business, page 28

In General, page 28
6. We reissue prior comment 27.

Glossary and Terms, page 30
7. Please refer to prior comment 32. As previously requested, expand this section to explain technical terms used throughout your document, such as the terms mentioned in the carryover paragraph at the bottom of page 33 and the second full paragraph on page 34. Also, it appears that the glossary presently refers to terms, such as gabbro, that are not applicable to the Mahatta claim. Please revise.

Conclusions, page 36
8. Please refer to prior comment 37. The disclosure in the first paragraph of this section does not appear to be consistent with the conclusions in the previous amendment. Please advise or revise.
9. Please disclose the fee paid to Mr. Timmins.
10. Please clarify the reference to the consulting geologist, such as whether the geologist is Mr. Timmins or whether you need to hire a geologist.

Results of Operations, page 42
11. Please refer to prior comment 46. Please revise the table on page 45 to disclose, if applicable, management fees paid to the three executive officers.
12. Please briefly discuss the revenue, such as describe the consulting services provided.

Description of Property, page 43
13. Please refer to prior comment 49. Please briefly discuss the "tenure number." Also, briefly discuss the phrase "good standing."

14. Please refer to prior comment 50. Please revise the two references on this page to Exhibit 4.0 to instead discuss the material terms of the agreement. Also, we note that the agreement was filed as Exhibit 10.

Report of Independent Registered Public Accounting Firm, page 47
15. The third paragraph of the audit report should express an opinion on the results of operations and cash flows for each year presented and on the cumulative data. The existing report only refers to the cumulative data. Please expand.

Statement of Stockholders` Equity, page 51
16. The net loss for 2005 does not agree to the net loss presented on the statement of operations for that period. As well, the amounts of total shareholders` equity and of accumulated deficit as of April 30,
2005 do not agree to the corresponding amounts presented on the balance sheet as of that date. Please revise as necessary to conform.

Note 8  Purchase and Sale Agreement, page 56
17. Please refer to our prior comment number 56. Please expand to clarify what you mean by the term "expiry date." Clarify the significance of that date.

Interim Financial Statements

Statements of Stockholders` Equity, page 60
18. Please expand to present a line for the sub-totals as of April
30, 2005.

Note 2  Summary of Significant Accounting Policies, page 62
19. We see you have recorded revenues in the quarter ended July, 2005. Please present your accounting policy for this revenue. That disclosure should clarify how your policy and the revenue recognized in the July quarter complies with Article 13 of the Staff Accounting
Bulletins. Please make some disclosure about the nature and terms of the arrangement, including disclosure about why the timing of revenue complies with GAAP.

Bases of Presentation, page 62
20. Please present the standard representation of management on interim financial statements required by Instruction 2 to Item
310(b)
of Regulation S-B. Any adjustments which are not of a normal recurring nature should be described in detail.

Consent of Independent Registered Public Accounting Firm - Exhibit
23
21. We read that the auditors have consented to the use of their report dated June 22, 2005. The consent suggests that the auditors are consenting to the use of a report covering both the financial statements for the fiscal years ended April 30 and the interim financial statements for the three months ended July 31. If the financial statements for the July 31 interim period are in fact not audited, please delete the reference to the interim period from the consent. Alternatively, if the consent continues to make reference to an auditor report on the interim financial statements that report should be included in your filing.
22.   Please present a new consent in any amendment.

Exhibit 5.0
23. We note your responses to prior comments 57 and 58. Please allow adequate time for us to review all of the exhibits before requesting acceleration of effectiveness of the registration statement.

Signatures
24. Please refer to prior comment 15. The principal financial officer, controller or principal accounting officer or the person performing a similar function must sign.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3602 with any other questions.

      				Sincerely,



      Thomas A. Jones
      Senior Attorney



Bing Wong
Razor Resources Inc.
October 7, 2005
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